5001 Baum Blvd, Suite 770

Pittsburgh, Pennsylvania 15213

June 1, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: Maryse Mills-Apenteng

100 F Street N.E.

Washington DC 20549

Re:                   Wizzard Software Corporation

Third Preliminary Revised Proxy Statement on Schedule 14A

Filed May 24, 2012

File No. 001-33935

Dear Maryse Mills-Apenteng:

In response to your letter of May 31, 2012, we have provided our response to your comments as detailed below.

General

1.

You state in response to prior comment 4 that you are relying on Regulation S for the share issuance contemplated by the share exchange on the basis that the shares will be issued to “non-U.S. persons only.” Please tell us whether any directed selling efforts, as that term is defined in Rule 902(c), have been or will be made in the U.S. with respect to this offering. Please expand your disclosure on page 21 accordingly to provide further support for your reliance on Regulations S:

No directed selling efforts (as defined in Rule 902(c) of Regulation S) have been or will be made in the U.S. with respect to this offering.  We have revised the proxy statement to include a disclosure this effect.

Proposal No. 3 – Approval of the Share Exchange Agreement…, page 19

Business Overview, page 22

Government Regulations, page 24

2.

Please expand your business section to discuss the reasons for the VIE structure, clarify how these agreement provide you control over the parties to the agreements and explain how you derive revenue or earnings from these arrangements.  In addition, please include a materially complete discussion of any uncertainties with respect to the enforceability of the VIE agreements.  In this regard, please tell us and disclose whether you have obtained an opinion of counsel regarding the enforceability of the VIE agreements and, if so, provide us with a copy of the opinion.  If you have not obtained an opinion of counsel, please tell us the basis for your assertion that the VIE agreements are enforceable.

We have revised the business overview section of our proxy statement to include the reasons for the VIE structure

Ms. Maryse Mills-Apenteng

June 1, 2012

and how the VIE agreements provide control over the parties. We have also included a discussion of the uncertainties with respect to the VIE agreements.  We do not currently have a legal opinion of counsel on the VIE agreements, but a legal opinion is a requirement of closing for the Share Exchange Agreement pursuant to Article 9.2b(iv).  As such, we have included a discussion for the assertion that the VIE agreements are enforceable.

3.

We note your revised disclosure in response to prior comment 4.  In many instances your revised disclosure describes various laws and regulations in the PRC that impose certain requirements on companies operating in the PRC without stating whether or not the Universal Entertainment Group or its wholly-owned subsidiaries or VIEs (“UEG companies” are in compliance with the laws or regulations.  For instance, without limitation, you state on pages 24 and 25 that a wholly foreign-owned enterprise must be government approved, obtain a business license and meet other requirement and indicate that the wholly foreign-owned enterprise DGC is subject to those law and regulations.  As a further example, in your discussion of foreign ownership restrictions, on page 25, you indicate that there are limitations on owner ship and corporate structure without stating precisely how the UEG companies are impacted by those limitations and whether their business and corporate structure are in compliance with those limitations,  Please review your disclosure in this section and revise to describe the impact of the laws and regulations on the UEG companies and state whether or not the UEG companies are in compliance with those laws or regulations to the extent material to the operation of the business.

We have revised our proxy statement to describe the impact of the laws and regulations on the UEG companies and state whether or not the UEG companies are in compliance with those laws or regulations to the extent material to the operation of the business.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer